

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via Email
Mr. Ernie R. Krueger
Vice President and Chief Financial Officer
Mackinac Financial Corp.
130 South Cedar Street
Manistique, Michigan 49854

> **Re: Mackinac Financial Corporation /MI/**
> **Registration Statement on Form S-1**
> **Amended August 8, 2012**
> **File number 333-182724**

Dear Mr. Krueger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Cover Page

1. You have registered a warrant and its underlying common stock, but you don't discuss the sale of the warrant in your proposed prospectus. Please revise to disclose that the warrant will not be sold at this time or remove it from the registration statement.

Prospectus Cover Page

2. The principal underwriter must be named on the cover. In addition, the minimum price must also be disclosed. Please confirm that the registrant will file a pre-effective amendment naming the underwriters and disclosing the minimum price.

Incorporation, page S-iii

3. Please update to reflect your latest Form 10-Q for the quarter ended June 30, 2012, when filed.

Recent Developments, page S-1

4. Consider deleting this heading. Discuss your possible bidding at "the Offering." Briefly disclose the results of your recent rights offering and sale of stock to SCI under "Company Information." And consider providing generic information in the body of the text.

The Offering, page S-5

5. If there are specific suitability standards for bidders, such as a minimum net worth, please summarize these factors under appropriate subheading, with quantification. If there are none, so state.

Auction Process, page S-5

6. At the last paragraph on page S-5, please clarify that the first and second capital ratio tables assume that you acquire all of the preferred shares.

Bid Submission Deadline, page S-9

7. Please disclose that bidders using brokers who are not a network broker for the offering may have less time to submit a bid. Taking into account that the bidding period is only two days, quantify the impact of this situation, both here and at the related risk factor on page S-21. You may also want to encourage investors to use a network broker to place their bids.

General
Underwriting

8. Supplementally advise the staff if any of the underwriters who have participated in developing the minimum price for this offering, or who have assisted your company in any capital raising activities in the last year, have any affiliates or other related parties that intend to participate in the bidding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney Advisor

By Email to: Phillip D. Torrence
ptorrence@honigman.com